Exhibit 99.1

58.com Announces Changes to the Nominating and Corporate Governance Committee of Its Board of Directors

BEIJING, China, October 31, 2014/PRNewswire—58.com Inc. (NYSE: WUBA) (“58.com”), China’s largest online marketplace serving local merchants and consumers, today announced the appointment of Mr. Frank Lin as the chairman of the nominating and corporate governance committee and the resignation of Mr. Jinbo Yao from his post as a member of the nominating and corporate governance committee.

The Board reviewed the independence of all the members of the Board, and determined and confirmed that each of Mr. Wensheng Cai, Mr. Dong Yang, Mr. Julian Cheng and Mr. Frank Lin, the existing members of the Board, satisfied the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and the “independence” standards under Rule 10A-3 under the Securities Exchange Act of 1934. With this determination, WUBA’s Board has a majority of independent directors.

The Board appointed Mr. Frank Lin as the chairman of the nominating and corporate governance committee. Mr. Jinbo Yao, chairman of the Board and chief executive officer of the Company, has resigned as the chairman and a member of the nominating and corporate governance committee, but will continue to serve as the chairman of the Board. With these changes, each of WUBA’s audit committee, compensation committee and nominating and corporate governance committee comprises of independent directors entirely.

These changes to the Board and committee composition were made to comply with certain independent director requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compliance date of such requirements is October 31, 2014, the first year anniversary of the Company’s listing date.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com